SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March 2005

STORA ENSO CORPORATION

(Translation of registrant’s name into English)

Kanavaranta 1

P.O.Box 309

00101 Helsinki, Finland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

News Release	March 31, 2005 at 08.00 GMT

Kanavaranta 1
00160 Helsinki, Finland

P.O. Box 309
FIN-00101 Helsinki, Finland

Tel +358 2046 131
Fax +358 2046 21471

www.storaenso.com

Stora Enso share capital and North American stock options

Reduction in Stora Enso share capital

HELSINKI, Finland – Stora Enso (NYSE:SEO) today announced that Stora Enso share capital has been reduced through the cancellation of Stora Enso shares held by the Company, as decided by the AGM on 22 March 2005. The share capital was reduced by EUR 41 252 710 through the cancellation of 16 300 Series A shares and 24 250 000 Series R shares. The new share capital is EUR 1 382 061 068.30. The reduction in share capital was registered in the Finnish Trade Register on 31 March 2005.

Breakdown of shares after cancellation:

A shares	179 030 345
R shares	633 946 754
Total	812 977 099

Stora Enso North America Option Programme

Following the acquisition of Consolidated Papers, Inc. the Board of Directors decided to convert the Consolidated Papers’ share option plans into Stora Enso share option plans. During February and March 2005 a total of 7 159 R shares were subscribed against North American stock options. These R shares were previously held by the Company.

After the subscription the Company holds:

A shares	-
R shares	1 420 624

For further information, please contact:

Tim Laatsch, Senior Vice President, Communications, Stora Enso North America,

tel. 715 422 4023

Scott Deitz, Vice President, Investor Relations, Stora Enso North America,

tel. 715 422 1521

Stora Enso is an integrated paper, packaging and forest products company producing publication and fine papers, packaging boards and wood products, areas in which the Group is a global market leader. Stora Enso sales totalled EUR 12.4 billion in 2004. The Group has some 45 000 employees in more than 40 countries in five continents and an annual production capacity of 16.4 million tonnes of paper and board and 7.7 million cubic metres of sawn wood products, including 3.2 million cubic metres of value-added products. Stora Enso’s shares are listed in Helsinki, Stockholm and New York.

Stora Enso Oyj

Business ID 1039050-8

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 31, 2005	STORA ENSO CORPORATION

	By:	/s/ Esko Mäkeläinen
Esko Mäkeläinen
Senior Executive Vice President,
Accounting and Legal affairs

	By:	/s/ Jyrki Kurkinen
Jyrki Kurkinen
General Counsel